Exhibit 99.1

SPI Energy Announces Appointment of New Independent Director

SHANGHAI—May 10, 2016—SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced that Dr. Maurice Ngai has been appointed as a new independent director, chairman of the Audit Committee and a member of the Compensation Committee, effective May 9, 2016.

“We are delighted to welcome someone of Dr. Ngai’s caliber and experience to our Board,” said Xiaofeng Peng, Chairman and CEO of SPI Energy. “Given his wealth of knowledge of financial, accounting and corporate governance issues, he is the ideal choice to serve as the chairman of the Company’s Audit Committee. I am confident that Dr. Ngai’s strategic skillset and business acumen will be extremely valuable as we plan for future growth.”

Dr. Ngai is the founder and CEO of SW Corporate Services Group Limited, a company providing company secretarial, corporate governance and compliance services. Prior to that, he was the director and head of listing services of an independent integrated corporate services provider. He has over 25 years of corporate and professional experience, working in senior management posts of company secretary, executive director and chief financial officer. During his career, Dr. Ngai has led and participated in a number of significant corporate finance projects including listings, mergers and acquisitions as well as issuance of debt securities.

Dr. Ngai is a member of the Working Group on Professional Services under the Economic Development Commission of HKSAR, a director of Hong Kong Coalition of Professional Services, the President of the Hong Kong Institute of Chartered Secretaries (2015), a General Committee member of The Chamber of Hong Kong Listed Companies, a member of Qualification and Examination Board of the Hong Kong Institute of Certified Public Accountants and the Adjunct Professor of Law of Hong Kong Shue Yan University. Dr. Ngai obtained a Doctoral Degree in Finance at Shanghai University of Finance and Economics, a Master’s Degree in Corporate Finance from Hong Kong Polytechnic University, a Master’s Degree in Business Administration from Andrews University of Michigan and a Bachelor’s Degree in Laws at University of Wolverhampton. He is in a selected talent pool of State-owned Assets Supervision and Administration of the State Council (SASAC) and is serving as an independent non-executive director of several reputable listed companies.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

Tairan Guo

ir@spisolar.com

+86 21 8012 9135